July 11, 2012

VIA EDGAR (“CORRESP”)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kathleen Collins

Re:	Procera Networks, Inc.
Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012 & April 6, 2012, respectively
File No. 001-33691

Dear Ms. Collins:

Reference is hereby made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2012, to Procera Networks, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2011 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note your discussion of bookings in your earnings call transcripts and your earnings releases under Form 8-K. Tell us how you considered disclosing the amount of backlog orders (bookings) pursuant to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from these arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your MD&A disclosures.

The Company acknowledges the Staff’s comment. However, the Company respectfully advises the Staff that backlog orders or bookings are not necessarily an accurate indicator of the Company’s revenue trends or future revenue results. Orders placed with the Company are filled within a short timeframe, and the amount of orders carrying over multiple reporting periods representing backlog are minimal. Although the Company has disclosed its bookings in its earnings calls and earnings releases to provide additional information to investors to assist them in understanding the Company’s operations, the Company does not believe this information is material to an understanding of the business, taken as a whole, as set forth in Item 101(c) (1) (viii) of Regulation S-K, due to the variability in the timing of orders received, the fact that orders may be cancelled, modified or delayed on short notice due to changes in customer requirements or circumstances, as well as other force majeure events that may impede on the Company’s ability to fill orders. Additionally, orders are not typically affected by seasonal trends nor are they expected to have a significant impact on the variability of the Company’s operating results.

In response to the Staff’s comments, the Company proposes to include substantially the following disclosure in its future annual reports on Form 10-K filed with the Commission:

Backlog

Our sales are made primarily pursuant to standard purchase orders for the delivery of products. Quantities of our products to be delivered and delivery schedules may vary based on changes in customers’ needs or circumstances. Customer orders generally can be cancelled, modified or rescheduled on short notice without significant penalty to the customer. In addition, most of our revenue in any quarter depends on customer orders for our products that we receive and fill in the same quarter. For these reasons, our backlog as of any particular date is not representative of actual sales for any succeeding period, and therefore we believe that backlog is not necessarily a reliable indicator of our future revenue trends.

The Company supplementally advises the Staff that, to the extent the Company determines that the impact of revenues recognized from multi-year arrangements would significantly impact the variability of the Company’s operating results, the Company will disclose such information in its future periodic reports filed with the Commission, as applicable.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 10. Directors, Executive Officer and Corporate Governance, page 1

2.	It appears that you have not identified the chairman of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, although you have designated such persons based on your disclosure on page 13 relating to director compensation. Please tell us in the response letter who serves in each of these capacities and confirm that you will include this disclosure in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that the chairperson of the Company’s Audit Committee is currently Paul Stich, the chairperson of the Company’s Compensation Committee is currently Thomas Saponas and the chairperson of the Company’s Nominating and Corporate Governance Committee is currently Staffan Hillberg. The Company advises the Staff that the Company will disclose the names of the individuals serving as chairpersons of the committees of the Company’s Board of Directors in future filings, including the Company’s proxy statement on Schedule 14A for its 2012 Annual Meeting of Stockholders to be filed on or about July 12, 2012.

Item 11. Executive Compensation, page 5

3.	We note that you have named only two executive officers including your chief executive officer and chief financial officer and that you represent that you had no other executive officers in 2011. Please provide us with your analysis demonstrating how you determined that the other individuals listed on the company’s website under “Executive Team,” including the Chief Technical Officer and Chief Strategy Officer, are not executive officers within the definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3)(iii) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

The Company acknowledges the Staff’s comment and advises the Staff that, although the Company has several individuals with titles that may suggest the Company has other “executive officers,” such individuals do not meet the definition of “executive officers” for purposes of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and Item 402(a)(3)(iii) of Regulation S-K. Rule 405 under the Securities Act and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), define “executive officer” as the Company’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.” Although there are a number of officers of the Company with a title of “Chief” or “Vice President” and who receive annual compensation in excess of $100,000, the Company’s Board of Directors has determined that, except for Mr. James Brear, the Company’s President and Chief Executive Officer, and Mr. Charles Constanti, the Company’s Vice President and Chief Financial Officer, none of the officers qualify as an “executive officer” as set forth above.

All policy, strategic and material operating decisions, and all decisions relating to the Company’s financial operations, including those relating to technology, sales, strategy and marketing, are made exclusively by Mr. Brear and Mr. Constanti, upon consultation with the Company’s Board of Directors, as appropriate. Each other member of the Company’s management team, including its other chief officers, vice presidents and senior vice president, assist in implementing the policies and decisions made by the Company’s Chief Executive Officer and Chief Financial Officer, but do not have the authority to (and do not) formulate policy or make other major decisions on behalf of the Company. Further, the Company does not have any separate business units, divisions or functions; rather, the Company is closely managed at all levels and across all functions (including operations, human resources, legal, technology, sales and marketing), and effectively operates as one single business unit, all under the specific determination and direction of Messrs. Brear and Constanti.

Moreover, each of Messrs. Alexander Haväng (Chief Technical Officer), Brian Ahearn (Senior Vice President of Worldwide Sales), Jon Lindén (Chief Strategy Officer), Cam Cullen (Vice President of Global Marketing), David Ahee (Vice President of Sales Americas), Paul Gracie (Vice President of Sales EMEA), Patrick Duncan (Vice President of Sales APAC), Michael Marken (Vice President of Global Operations) and Peter Alm (Chief Scientist) are under the direct or indirect supervision of Messrs. Brear and Constanti, who make the strategic decisions and perform all of the policy-making functions for the Company. For example, during 2011, none of Messrs. Haväng, Ahearn, Lindén, Cullen, Ahee, Gracie, Duncan, Marken or Alm had the authority to enter into contracts, to make staffing or hiring decisions, to make compensation decisions; to make capital expenditures, to prepare or manage budgets or to determine pricing of products or services without the prior approval of Mr. Brear or Mr. Constanti. In addition, none of these officers has authority to establish company policy or to change the strategic direction of the Company. The Company lists all of its chief officers and vice presidents on its website because these individuals are points of contact for the Company’s customers and strategic partners.

As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company’s Board of Directors has determined that Messrs. Haväng, Ahearn and Lindén constitute “significant employees” pursuant to Item 401(c) of Regulation S-K. Under Item 401(c) of Regulation S-K, a registrant’s employees such as production managers, sales managers or research scientists who are not executive officers but who make or are expected to make significant contributions to the business of the registrant are “significant employees.” Messrs. Haväng, Lindén and Ahearn are listed as “significant employees” because they contribute significantly to the Company’s business. However, as discussed above, none of them perform “policy-making functions” for the Company and none of them have operational control of a business unit, division or function of the Company. Moreover, the Company’s Board of Directors has determined that the individuals identified as “significant employees” are not “officers” as defined by Rule 16a-1(f) of the Exchange Act.

The Company’s Board of Directors evaluates who qualifies as an executive officer on an annual basis and, more frequently, as appropriate. To the extent the Company determines that additional persons qualify as “executive officers” of the Company, as defined by Securities Act Rule 405 and Exchange Act Rule 3b-7, the Company will identify them as “executive officers” in its future filings with the Commission and, accordingly, provide full disclosure regarding these additional executive officers, as required by Item 402 of Regulation S-K.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (408) 220-4927, or to Jeff Hartlin of Paul Hastings LLP, the Company’s outside counsel, at (650) 320-1804.

Sincerely,

/s/ Charles Constanti

Charles Constanti

Chief Financial Officer, Procera Networks, Inc.

cc:	James Brear, Chief Executive Officer, Procera Networks, Inc.

Jeff Hartlin, Paul Hastings LLP

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